UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission File Number 1-12378
Profit Sharing Plan of NVR, Inc. and Affiliated Companies

(Full name of the Plan)
NVR, Inc.
11700 Plaza America Drive, Suite 500
Reston, Virginia 20190
(703) 956-4000

(Name of issuer of securities held pursuant to the Plan and the address and phone number of its principal executive offices)

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Form 11-K
INDEX

Report of Independent Registered Public Accounting Firm
Profit Sharing Trust Committee
NVR, Inc. and Affiliated Companies:
We have audited the accompanying statements of net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies as of December 31, 2008 and 2007 and the changes in net assets available for plan benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, line 4i schedule of assets (held at end of year) as of December 31, 2008, and Schedule H, line 4j schedule of reportable transactions for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s Administrator. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
McLean, VA
June 29, 2009

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Statements of Net Assets Available for Plan Benefits
(in thousands)

	December 31,
	2008	2007
Assets
Investments:
Plan interest in master trust, at fair value	$174,359	$257,206

Loans to participants	4,163	4,524

Receivables:
Employee contributions	10	—
Interest, dividends and other	2	77

Total receivables	12	77

Total assets	178,534	261,807

Liabilities
Due to participants	324	368

Total liabilities	324	368

Net assets reflecting all investments at fair value	178,210	261,439

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,237	193

Net assets available for plan benefits	$179,447	$261,632

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2008
(in thousands)
Additions to (reductions from) net assets attributable to:

Participation in investment income of master trust:
Net depreciation in fair value of investments	$(75,236)
Interest and dividends	4,046

(71,190)

Contributions:
Employee	15,383
Employer	1,427
Rollovers	223

17,033

Total additions (reductions)	$(54,157)

Deductions from net assets attributable to:

Benefits paid to participants	(28,004)
Administrative expenses	(24)

Total deductions	(28,028)

Net decrease in assets available for plan benefits	(82,185)
Net assets available for plan benefits at beginning of year	261,632

Net assets available for plan benefits at end of year	$179,447

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2008
(dollars in thousands)
1.	Description of Plan and Benefits

The following description of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies (the “Plan” or “PSP”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution, profit-sharing retirement plan, and covers substantially all employees of NVR, Inc. and its affiliated companies (“NVR” or “the Company”). The Plan is administered by a Profit Sharing Trust Committee (the “Plan Administrator”), which is designated by the Board of Directors of NVR, Inc. (the “Board”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan Year begins each January 1st and ends each December 31st.

Employee Eligibility

All full-time and part-time employees are eligible to participate in the Plan immediately upon employment. The Plan excludes any employee covered by a collective bargaining agreement negotiated in good faith with the Company and leased employees.

Contributions

The Plan provides for eligible Plan participants to make voluntary salary deferral contributions (VSDC) from 1% to 13% of their current salary on a combined pre-tax and post-tax basis into the Plan for investment. All investment funds provided in the Plan are available for employee VSDC. A participant’s pre-tax deferral was limited to a maximum contribution of $15.5 during both 2008 and 2007. Participants may change their salary deferral percentages periodically, but participants generally cannot withdraw fund balances before termination, retirement, death or total permanent disability unless certain hardship conditions exist.

As a result of the Economic Growth and Tax Relief Reconciliation Act of 2001, the Plan was amended to allow participants the option of making “catch-up” contributions to the Plan. Participants who reached age 50 or older before the close of the calendar year and have deferred the maximum amount allowed under the Plan, have the option to make additional pre-tax salary deferrals. The maximum “catch-up” contribution for both 2008 and 2007 was $5.

In accordance with the Plan, the Company may declare a program of matching contributions. In 2008 and 2007, the Company matched up to the first five hundred dollars of individual participants’ VSDC. NVR contributed $1,427 in matching contributions during 2008, all but $0.2 of which was contributed prior to December 31, 2008. Matching contributions are invested in participant’s accounts in the Plan as directed by participants.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2008
(dollars in thousands)
Vesting and Forfeitures

Employees vest in Company matching contributions contributed prior to January 1, 2002 at the rate of 20% per year beginning with the completion of their third year of service. Company matching contributions made after December 31, 2001 vest at the rate of 20% per year beginning with the completion of the second year of service. Full vesting is also attained upon an employee’s termination on account of death or total disability, or upon reaching normal retirement age. Participants are fully vested at all times in their VSDC account balances. Forfeitures of unvested amounts relating to terminated employees are allocated annually to the remaining participants in the Plan as of December 31, based upon the proportion that the participant’s compensation for that Plan Year bears to the total compensation received for such year by all participants sharing in the allocation, subject to the annual addition limitation and nondiscrimination requirement imposed under the Internal Revenue Code. Forfeitures of $223 in 2008 were allocated to participant accounts in 2009.

Investment Options

The Company selects the number and type of investment options available. The Plan’s recordkeeper (“Recordkeeper”) is responsible for maintaining an account balance for each participant. Each participant instructs the Recordkeeper how to allocate their account balances. The Recordkeeper values account balances daily. Each fund’s income and expenses are allocated to participant accounts daily in relation to their respective account balances. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

Payments of Benefits

Depending on various provisions and restrictions of the Plan, the method of benefit payment can be in the form of a lump-sum distribution or based on a deferred payment schedule. Amounts remaining in the Plan as a result of deferred payments are subject to daily fluctuations in value based on the underlying investments in each account.

Participant Loans

Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan generally cannot exceed the lesser of $50 or one-half of a participant’s total vested account balance. Generally, a loan bears interest at a fixed rate which is determined by the Profit Sharing Trust Committee. Such rate was prime plus 1% set at the date of loan origination for Plan Years 2008 and 2007. All loans are subject to specific repayment terms and are secured by the participant’s nonforfeitable interest in his/her account equivalent to the principal amount of the loan. Participants must pay any outstanding loans in full upon termination of service with the Company. Loans not repaid within the timeframe specified by the Plan subsequent to termination are considered to be in default and treated as a distribution to the terminated participant. Participant loans are recorded at cost, which approximates fair value.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2008
(dollars in thousands)
Administrative Expenses

Loan origination fees and trustee fees are paid by the Plan. All other administrative expenses are paid directly by the Company.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Income

Interest income from investments is recorded on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Gains or losses on sales of investments are based on the change in market values since the beginning of the Plan Year, or their acquisition date if purchased during the Plan Year.

Investment Valuation and Transactions

All investments are carried at fair value except for fully benefit-responsive investment contracts. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contact value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Plan Benefits adjusts the fair value of the investment contract from fair value to contract value.

Net unrealized appreciation and depreciation is measured and recognized in the Statement of Changes in Net Assets Available for Plan Benefits as the difference between the fair value of investments remeasured at the financial statement date and the fair value at the beginning of the Plan Year or the original measurement at the investment purchase date if purchased during the Plan Year. Purchase and sale transactions are recorded on a trade-date basis.

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. The adoption of SFAS No. 157 did not have a significant impact on the Plan’s financial statements.

SFAS No. 157 also establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Plan’s assumptions (unobservable inputs). The hierarchy consists of three levels:

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2008
(dollars in thousands)
Level 1 — Quoted market prices in active markets for identical assets or liabilities.
Investments in mutual funds, shares of the Company’s common stock and other common shares are valued using quoted prices in active markets.
Level 2 — Inputs other than Level 1 inputs that are either directly or indirectly observable.
Investments in a common collective trust (the Fund) are valued using the net asset value (NAV) provided by the Trustee. The NAV is quoted in a private market, and is based on the value of the underlying assets owned by the Fund, which are traded in an active market. These investments are redeemeable with the Fund at contract value under the Fund’s terms of operations. It is possible that these redemption rights may be restricted by the Fund in the future in accordance with the terms. Due to the nature of the investments held by the fund, changes in market conditions and the economic environment may significantly impact the net asset value of the fund, and the Plan’s interest in the Fund.
The Financial Accounting Standards Board recently added a project to its agenda to provide guidance on applying fair value to investments in alternative investment funds. The guidance resulting from this project may impact the carrying amount of such investments in future periods.
Level 3 — Unobservable inputs developed using estimates and assumptions developed by the Plan, which reflect those a market participant would use.
The Plan has no investments valued using Level 3 inputs.
The following table presents the financial instruments the Plan measures at fair value on a recurring basis, based on the fair value hierarchy:

	Fair Value at December 31, 2008
	Using Inputs Considered as
	Level 1	Level 2	Level 3	Total
Fair Value Measurements:
Investments in Registered Investment Companies	$102,846	—	—	102,846
NVR, Inc. common stock	46,082	—	—	46,082
Investments in Common Collective Trusts	—	22,934	—	22,934
Other common stock	1,018	—	—	1,018
Interest-bearing cash	1,479	—	—	1,479

Total	$151,425	22,934	—	174,359

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2008
(dollars in thousands)
Payments of Benefits

Benefits are recorded as deductions when paid. At December 31, 2008 and 2007, refunds of $324 and $368, respectively, were due to participants for excess contributions made during the Plan Year and are reflected as a reduction of employee contributions in the Statement of Changes in Net Assets Available for Plan Benefits.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of Plan activity during the reporting period. Accordingly, actual results may differ from those estimates.

3.	Investments

The investments of the Plan are maintained in a master trust with the investments of the NVR, Inc. and Affiliated Companies Employee Stock Ownership Plan (“ESOP”). The Plan’s share of changes in the master trust and the value of the master trust have been reported to the Plan by the Trustee as having been determined through the use of fair values for all investments, except for fully benefit-responsive investment contracts which are adjusted from fair value to contract value. See footnote 2 for further discussion of fully benefit-responsive investment contracts. The undivided interest of each Plan in the master trust is increased or decreased (as the case may be) (i) for the entire amount of every contribution received on behalf of the Plan, every benefit payment, or other expense attributable solely to such Plan, and every other transaction relating only to such Plan; and (ii) for accrued income, gain or loss, and administrative expense attributable solely to such Plan. The Plan’s interest in the master trust was approximately 42% and 46% as of December 31, 2008 and 2007, respectively.

The following table presents the investments in the master trust at fair value for all investments except for fully benefit-responsive investment contracts which are presented at contract value:

	December 31,
	2008	2007

NVR, Inc. common stock	$250,948	$341,780
Investments in Registered Investment Companies	122,907	193,947
Investments in Common Collective Trusts	37,544	25,927
Other common stock	1,037	1,294
Interest-bearing cash	1,483	1,395

Total	$413,919	$564,343

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2008
(dollars in thousands)
The interests of each the PSP and ESOP participating in the master trust investments at December 31, 2008 and 2007 were as follows:

	2008	2007
NVR, Inc. and Affiliated Companies Employee Stock Ownership Plan	$238,323	$306,944
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	175,596	257,399

Investments in master trust	$413,919	$564,343

Net investment income (loss) for the master trust for the year ended December 31, 2008 was as follows:

Net investment loss due to depreciation of common stock	$(34,589)
Net investment loss due to depreciation in investments in Registered Investment Companies	(84,123)
Interest	14
Dividends	5,302

Net investment loss in master trust	$(113,396)

The interest of each the PSP and ESOP participating in the net investment loss in the master trust for the year ended December 31, 2008, was as follows:

NVR, Inc. and Affiliated Companies Employee Stock Ownership Plan	$(42,206)
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	(71,190)

Net investment loss in master trust	$(113,396)

The income allocation variance between the PSP and ESOP is driven primarily by the investment mix within the respective plans. The ESOP requires holdings to be predominately invested in NVR, Inc. common stock; whereas the PSP has no similar requirements and thus holdings within the PSP are diversified among multiple investments.
The current value of the investments of the master trust attributable to the Plan which represent 5 percent or more of the Plan’s net assets at the end of each year, were as follows:

	December 31,
	2008	2007
Registered Investment Companies:
Fidelity Equity Inc. II Fund	$13,958	$26,879
Fidelity Growth Company Fund	26,914	27,057
Fidelity Diversified International Fund	11,355	25,621
Fidelity Balanced Fund	13,002	20,404

Common Collective Trust:
Fidelity Managed Income Portfolio Fund (1)	$24,171	$17,959

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2008
(dollars in thousands)

	December 31,
	2008	2007

Employer securities:
NVR, Inc. Common Stock	$46,082	$79,668

(1)	Investment amounts at contract value. The fair value of the investment was $22,934 and $17,766 at December 31, 2008 and 2007, respectively.
4.	Tax Status

The Plan received its latest determination letter on February 17, 2000 which stated that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and its related Trust is exempt from tax under section 501(a) of the Code. The Plan has been amended since receiving the determination letter; however, in the opinion of the Plan Administrator, the Plan and its underlying Trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

5.	The Stable Value Fund

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (“GICs”) as part of offering the Managed Income Portfolio Fund (the “Fund”). Contributions to this fund are invested in a portfolio of high quality short- and intermediate-term U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit quality asset-backed securities.

Participant accounts in the Fund are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

As discussed in footnote 2, because the GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs. The average yield of the Fund based on actual earnings was 3.57% and 4.82% at December 31, 2008 and 2007, respectively. The average yield of the Fund based on interest rate credited to participants was 3.04% and 4.40% at December 31, 2008 and 2007, respectively.

6.	Plan Termination

Although it has not expressed any intent to do so, the Plan Administrator has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, partial Plan termination or if the Sponsor suspends contributions indefinitely, affected participants will become fully vested in their accounts.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2008
(dollars in thousands)
7.	Parties-In-Interest

At December 31, 2008 and 2007, Plan investments of $115,944 and $157,353, respectively, are with parties-in-interest as they are investment funds of the Trustee and Recordkeeper, Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc.

At December 31, 2008 and 2007, investments held by the Plan included 101,002 shares and 152,038 shares of NVR, Inc. common stock, with a fair value of approximately $46,082 and $79,668, respectively. These qualify as exempt parties-in-interest transactions.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation from the financial statements to the Form 5500 of net assets available for plan benefits (in thousands):

	December 31,
	2008	2007

Net assets available for plan benefits as reported in the financial statements	$179,447	$261,632
Fully benefit responsive investment contracts (1)	(1,237)	(193)
Deemed distributions (2)	(85)	(33)

Net assets available for plan benefits as reported in the Form 5500	$178,125	$261,406

The following is a reconciliation from the financial statements to the Form 5500 of benefits paid to participants (in thousands):

Year ended
December 31, 2008
Benefit payments to participants as reported in the financial statements	$28,004
Deemed distributions, net	52

Benefit payments to participants as reported in the Form 5500	$28,056

(1)	Fully benefit-responsive investment contracts are included in the financial statements at contract value as opposed to at fair value in the Form 5500. See footnote 2 for additional discussion of fully benefit-responsive investment contracts.

(2)	Deemed distributions represent defaulted loan balances for which there were no post-default payment activity. These distributions are disregarded for reporting purposes within the 5500 but are reflected in the total loan balances for financial statement reporting purposes.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
EIN: 54-1394360
Plan Number: 333
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2008
(Dollars in thousands)

	Column B
	Identity of issue, borrower,	Column C	Column D
Column A	lessor, or similar party	Description of investment	Fair Value

	Registered Investment Companies
*	Fidelity Growth Company	Registered investment company — 549,704 shares	$26,914
*	Fidelity Balanced Fund	Registered investment company — 990,990 shares	13,002
*	Fidelity Equity Inc. II	Registered investment company — 1,048,271 shares	13,963
*	Fidelity Diversified Int’l	Registered investment company — 527,915 shares	11,355
*	Fidelity Mid-Cap Stock Fund	Registered investment company — 389,471 shares	6,080
*	Fidelity Freedom Income	Registered investment company — 113,117 shares	1,081
*	Fidelity Freedom 2000	Registered investment company — 65,388 shares	657
*	Fidelity Freedom 2005	Registered investment company — 3,574 shares	30
*	Fidelity Freedom 2010	Registered investment company — 113,938 shares	1,180
*	Fidelity Freedom 2015	Registered investment company — 73,058 shares	625
*	Fidelity Freedom 2020	Registered investment company — 419,290 shares	4,214
*	Fidelity Freedom 2025	Registered investment company — 134,481 shares	1,107
*	Fidelity Freedom 2030	Registered investment company — 239,545 shares	2,338
*	Fidelity Freedom 2035	Registered investment company — 117,353 shares	942
*	Fidelity Freedom 2040	Registered investment company — 578,665 shares	3,235
*	Fidelity Freedom 2045	Registered investment company — 62,217 shares	409
*	Fidelity Freedom 2050	Registered investment company — 64,238 shares	415
*	Fidelity Total Bond	Registered investment company — 116,764 shares	1,074
	Spartan US Equity Index Fund	Registered investment company — 186,769 shares	5,958
*	Fidelity Managed Income Portfolio	Registered investment company — 24,171 shares	22,934
*	Fidelity Low Priced Stock Fund	Registered investment company — 136,071 shares	3,146
	RS Emerging Growth A	Registered investment company — 94,953 shares	2,098
	ABF Sm Cap Val PA	Registered investment company — 220,940 shares	2,545
	Aberdeen Int’l Equity	Registered investment company — 366 shares	3
	Arisan International	Registered investment company — 2,055 shares	31
	Dodge & Cox International Stock Fund	Registered investment company — 1,302 shares	28
*	Fidelity Canada	Registered investment company — 74 shares	3
*	Fidelity Small Cap Independence	Registered investment company — 22 shares	—
*	Fidelity Int’l Real Estate Fund	Registered investment company — 314 shares	2
	American Fundamental Investors Class C	Registered investment company — 68 shares	2
	Janus Strategic Value Fund	Registered investment company — 986 shares	9
	Munder Midcap Select CL II	Registered investment company — 108 shares	2
	T Rowe Price International Japan	Registered investment company — 281 shares	2
	T Rowe Price Emerg Euro & Mediterranean	Registered investment company — 116 shares	1
	Third Avenue Value	Registered investment company — 82 shares	3
	Third Avenue Small Cap Value	Registered investment company — 125 shares	2
	Vanguard Energy	Registered investment company — 110 shares	5
	Vanguard Specialized Gold & Prec Metals	Registered investment company — 442 shares	5
	Vanguard Windsor II	Registered investment company — 19,823 shares	379

			$125,779

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
EIN: 54-1394360
Plan Number: 333
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2008
(Dollars in thousands)

	Column B
	Identity of issue, borrower,	Column C	Column D
Column A	lessor, or similar party	Description of investment	Fair Value

	Employer Securities
*	NVR, Inc.	NVR, Inc. common stock — 101,002 shares	$46,082

	Common Stocks
	Frontline LTD	Shares of stock — 450 shares	$13
	Fortescue Metal Grp LTD	Shares of stock — 107 shares	—
	Seaspan Corp	Shares of stock — 229 shares	2
	Star Bulk Carriers Corp	Shares of stock — 1,051 shares	3
	Alcoa Inc.	Shares of stock — 191 shares	2
	Anadigics Inc	Shares of stock — 1,100 shares	2
	Anthracite Cap Inc.	Shares of stock — 1,347 shares	3
	Apple Computer Inc.	Shares of stock — 125 shares	11
	BP PLC	Shares of stock — 225 shares	10
	Bank of America Corp	Shares of stock — 361 shares	5
	Berkshire Hathaway Inc	Shares of stock — 20 shares	64
	Boeing Co	Shares of stock — 328 shares	14
	Boston Scientific	Shares of stock — 1,000 shares	8
	Brookfield Asset Management	Shares of stock — 500 shares	8
	Cit Group Inc New Com	Shares of stock — 760 shares	3
	Canadian Gen Invts LTD	Shares of stock — 215 shares	2
	Caterpillar Inc.	Shares of stock — 107 shares	5
	Chesapeake Energy Corporation	Shares of stock — 1,016 shares	16
	Chipotle Mexican Grill Inc.	Shares of stock — 35 shares	2
	Cisco Sys. Inc.	Shares of stock — 2,000 shares	33
	Citigroup Inc.	Shares of stock — 224 shares	1
	Crocs Inc.	Shares of stock — 657 shares	1
	Diamond Offshore Drilling Inc.	Shares of stock — 100 shares	6
	Dow Chemical Co.	Shares of stock — 125 shares	2
	Extreme Networks Inc.	Shares of stock — 1,000 shares	2
	Exxon Mobile Corp.	Shares of stock — 561 shares	45
	Finisar Corp.	Shares of stock — 3,000 shares	1
	Ford Motor Co.	Shares of stock — 240 shares	1
	Galloway Energy Co.	Shares of stock — 7 shares	—
	Gardner Denver Inc.	Shares of stock — 190 shares	4
	General Electric Co.	Shares of stock — 821 shares	13
	Genoil Inc.	Shares of stock — 20,000 shares	3
	Graco, Inc.	Shares of stock — 773 shares	18
	Great Wolf Resorts Inc.	Shares of stock — 1,000 shares	2
	Halliburton Co. Holding Co Family	Shares of stock — 814 shares	15
	Intel Corp	Shares of stock — 2,440 shares	36
	Ishares Inc MSCI Singapore Index	Shares of stock — 213 shares	1
	Ishares Inc MSCI Japan Index	Shares of stock — 368 shares	4
	Johnson & Johnson	Shares of stock — 1,287 shares	77
	Legg Mason	Shares of stock — 361 shares	8
	Linn Energy LLC	Shares of stock — 440 shares	7
	Lundin Mng Corp	Shares of stock — 1,630 shares	2
	McDonalds Corp	Shares of stock — 105 shares

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
EIN: 54-1394360
Plan Number: 333
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2008
(Dollars in thousands)

	Column B
	Identity of issue, borrower,	Column C	Column D
Column A	lessor, or similar party	Description of investment	Fair Value

	Medtronic Inc.	Shares of stock — 519 shares	$16
	Microsoft Corp.	Shares of stock — 1,055 shares	21
	NYSE Euronext	Shares of stock — 64 shares	2
	National City Corp.	Shares of stock — 60,258 shares	109
	National Oilwell Inc.	Shares of stock — 206 shares	5
	Nike, Inc.	Shares of stock — 489 shares	25
	Novartis AG ADR	Shares of stock — 523 shares	26
	Paragon Shipping Inc.	Shares of stock — 550 shares	3
	Patterson Companies, Inc.	Shares of stock — 300 shares	6
	Procter & Gamble Co.	Shares of stock — 794 shares	49
	Proshares TR	Shares of stock — 85 shares	3
	Resesola LTD	Shares of stock — 250 shares	1
	Research In Motion	Shares of stock — 40 shares	2
	SPDR Gold TR Gold Shares	Shares of stock — 690 shares	60
	Sirius XM Radio Inc.	Shares of stock — 1,000 shares	—
	Starbucks Corp.	Shares of stock — 200 shares	2
	Tesoro Petroleum	Shares of stock — 205 shares	3
	TEVA Pharmaceutical INDS LTD	Shares of stock — 1,056 shares	45
	Unilever PLC	Shares of stock — 214 shares	5
	United Technologies Corp	Shares of stock — 552 shares	30
	Unitedhealth Group	Shares of stock — 601 shares	16
	Visa Inc.	Shares of stock — 200 shares	10
	Wells Fago & Co	Shares of stock — 843 shares	25
	XTO Energy Inc	Shares of stock — 500 shares	18
	Zimmer Holdings, Inc.	Shares of stock — 259 shares	10
	Put (Leap 2010) WRV Citigroup Inc.	Shares of stock — 25 shares	11
	Put (Leap 2010) WD Powershares QQQ	Shares of stock — 10 shares	11
	Put (OZC) Powershares QQQ	Shares of stock — 50 shares	14
	Put (Leap 2003) VPR Starbucks Corp.	Shares of stock — 30 shares	19
	Put (SQX) Starbucks Corp.	Shares of stock — 25 shares	4
	Annaly Mortgage Management Inc	Shares of stock — 500 shares	8
	Brookfield Infrastructure	Shares of stock — 20 shares	—

			$1,021

	Interest-bearing cash	Cash held for pending investments and participant
		distributions in interest-bearing call accounts	$1,477

*	Participant loans - other	Participant loans with various rates of interest
		From 4.25% to 10.50% and maturity dates
		through June 2023.	$4,078

			$178,437

*	Party in interest.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
EIN: 54-1394360
Plan Number: 333
Schedule H, Line 4(j) — Schedule of Reportable Transactions
Year ended December 31, 2008
(Dollars in thousands)
Series of Transactions

				Total	Total		Total
Identity of		Number of	Number of	dollar value	dollar value	Total	realized
party involved	Description of asset	purchases	Sales	of purchases	of sales	Cost	gain

NVR, Inc.	Common stock	0	229	$0	$13,599	$3,560	$10,039

Fidelity managed income portfolio	Registered investment company	242	0	$13,128	$0	$0	$0

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.
June 29, 2009

NVR, Inc.
By:	/s/ Darrell A. Carlisle
Darrell A. Carlisle
Plan Administrator

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm